UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )

DIANTHUS THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

252828 108

(CUSIP Number)

Ryan A. Murr

Gibson, Dunn & Crutcher LLP

555 Mission Street, Suite 3000

San Francisco, CA 94105

(415) 393-8373

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 11, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

1	NAME OF REPORTING PERSON Viridian, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,090,283
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,090,283
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,090,283
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%(1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on 14,817,700 shares of Common Stock outstanding as of September 11, 2023.

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, $0.001 par value (“Common Stock”), of Dianthus Therapeutics, Inc. (the “Company”). The address of the principal executive offices of the Company is 7 Times Square, 43rd Floor, New York, NY 10036.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed by Viridian, LLC (the “Reporting Person”).

(b)	The principal business address of the Reporting Person is 203 Crescent Street, Bldg. #17, Suite #102B, Waltham, MA 02453.

(c)

The principal business of the Reporting Person is to own, manage, hold for investment, encumber, sell, dispose of and otherwise realize the economic benefit from its investments and activities in the biotechnology sector.

(d)(e)

During the last five years, the Reporting Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is not subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect at such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On September 11, 2023, pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated May 2, 2023, by and among the Company, Dio Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub”), and Dianthus Therapeutics OpCo, Inc. (formerly Dianthus Therapeutics, Inc.), a Delaware corporation (“OpCo”), among other matters, Merger Sub merged with and into OpCo, with OpCo surviving as a wholly owned subsidiary of the Company (the “Merger”). In connection with the completion of the Merger, the Company changed its name from “Magenta Therapeutics, Inc.” to “Dianthus Therapeutics, Inc.”

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which was filed as Exhibit 2.1 to the Issuer’s Form 8-K, as filed with the SEC on May 3, 2023.

The aggregate purchase price of the Common Stock purchased and currently owned by the Reporting Person is $21,360,000. The source of the funding for the purchases of the Common Stock was the general working capital of the Reporting Person. The information set forth in Item 4 below is incorporated herein by reference.

Item 4.	Purpose of Transaction

The Reporting Person acquired its positions in the Common Stock for investment purposes. The Reporting Person acquired the shares of Common Stock through private placements prior to the consummation Merger. While the Reporting Person does not have any current plans, proposals or agreements with respect to the shares of Common Stock except as otherwise disclosed herein, the Reporting Person may, from time to time and at any time, acquire additional shares of Common Stock in the open market or otherwise and reserves the right to dispose of any or all of the shares of Common Stock in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the shares of Common Stock.

Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, the Reporting Person, at any time and from time to time, may review, reconsider and change its position and/or change its purpose and/or develop such plans and may seek to influence management or the board of directors of the Company with respect to the business and affairs of the Company and may from time to time consider pursuing or proposing such matters with advisors, the Company or other persons.

The Reporting Person owns 7.4% of the Company in the aggregate, based upon the Company’s aggregate outstanding shares as of September 11, 2023. The Reporting Persons’ securities consist of 1,090,283 shares of Common Stock.

OpCo Private Placements

In July 2019, the Reporting Person acquired an aggregate of 1,000,000 shares of OpCo Series Seed Preferred Stock at a price of $1.00 per share. In May 2023, in connection with the execution of the Merger Agreement, the Reporting Person agreed to acquire an aggregate of 4,000,000 shares of OpCo common stock at a price of $5.09 per share, which such shares were acquired immediately prior to the consummation of the Merger.

Merger

Pursuant to the terms of the Merger Agreement, immediately prior to the effective time of the Merger, each share of OpCo Preferred Stock was converted into a share of OpCo common stock. At the effective time of the Merger, each outstanding share of OpCo common stock was exchanged for shares of Common Stock at an exchange ratio of approximately 0.2181 shares of Common Stock for each share of OpCo common stock. Accordingly, the Reporting Person received an aggregate of 1,090,283 shares of Common Stock in connection with the Merger.

Registration Rights Agreement

On September 11, 2023, the Company, OpCo and the certain former holders of OpCo common stock and OpCo pre-funded warrants, including the Reporting Person (the “OpCo Investors”), entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which, among other things, the Company agreed to provide for the registration and resale of certain shares of Common Stock that are held by the OpCo Investors from time to time. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the full text of the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Lock-up Agreements

In connection with the Merger, certain of OpCo’s executive officers, directors and stockholders, including the Reporting Person, entered into lock-up agreements (the “Lock-up Agreements”), pursuant to which such parties have agreed not to, except in limited circumstances, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, currently or thereafter owned, until 180 days after September 11, 2023. The foregoing description of the Lock-up Agreements does not purport to be complete and is qualified in its entirety by the full text of the Lock-up Agreements, a copy of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Company

The percentages used in this Schedule 13D are calculated based upon 14,817,700 shares of Common Stock outstanding as of September 11, 2023. The Reporting Person’s securities consist of 1,090,283 shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company.

None.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Registration Rights Agreement, dated September 11, 2023, by and among the Company, OpCo and certain parties thereto (incorporated by reference to Exhibit 4.2 of the Company’s Form 8-K filed with the SEC on September 12, 2023).

99.2	Form of Lock-up Agreement (incorporated by reference to Exhibit 10.3 of the Company’s Form 8-K filed with the SEC on May 3, 2023).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement as of September 21, 2023.

VIRIDIAN, LLC

By:	/s/ Peter Harwin
Peter Harwin
Member and Co-Manager